06004603

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 24 2006 DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30202

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

PERIOD BEGINNING 1/1/2005 AND ENDING 12/31/2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Daniels & Associates, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: *(Do not use P.O. Box No.)*
3200 Cherry Creek South Drive, Suite 500
(No. and Street)
Denver, CO 80209
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William W. Fowler (303) 778-5555
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name – if individual, state last, first, middle name)

707 Seventeenth Street, Suite 2700 Denver, Colorado 80202
(ADDRESS) (CITY) (State) (Zip Code)

PROCESSED JUL 10 2006 THOMSON FINANCIAL

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, William W. Fowler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Daniels & Associates, L.P., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

William W. Fowler

Signature

Senior Managing Director & Chief Financial Officer

Title

Sandra M. Watts

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page
- ■ (b) Statement of Financial Condition
- ■ (c) Statement of Income (Loss)
- ☐ (d) Statement of Changes in Financial Condition
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ■ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ■ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report

The Partners
Daniels & Associates, L.P.:

We have audited the accompanying statement of financial condition of Daniels & Associates, L.P. (the Partnership) as of December 31, 2005. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Daniels & Associates, L.P. as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Denver, Colorado
January 25, 2006

DANIELS & ASSOCIATES, L.P.

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	7,281,676
Receivables:		
Employees		23,595
Affiliate		209,563
Trade and other		126,908
		360,066
Prepaid expenses and other assets		140,364
Property and equipment, net		862,458
Investments		181,919
Total assets	$	8,826,483

Liabilities and Partners' Capital

Accounts payable:		
Trade	$	90,440
Unincorporated business tax		39,940
Other		242,498
		372,878
Accrued salaries and other		241,960
Accrued rent		272,756
Total liabilities		887,594
Partners' capital		7,938,889
Commitments (notes 4, 5, and 6)		
Total liabilities and partners' capital	$	8,826,483

See accompanying notes to financial statement.

(1) Summary of Significant Accounting Policies

(a) Organization

Daniels & Associates, L.P. (the Partnership) was formed on April 1, 1990, and operates as a fully disclosed registered broker/dealer in securities under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Partnership is engaged in a single line of business and provides brokerage, investment banking, and other financial services to the media, Internet, and telecommunications industries. The Partnership does not hold, nor does it plan to hold, any customers' securities or funds.

Daniels Partners, Inc. (DPI) is the General Partner, and Daniels Partners, Inc. II (DPI II) is the Limited Partner. DPI and DPI II have ownership and liquidation percentages of 90% and 10%, respectively. The Partnership agreement specifies that final income allocations are to be allocated 90% to DPI and 10% to DPI II.

(b) Basis of Presentation

The accompanying financial statement has been prepared using the accrual method of accounting.

(c) Cash and Cash Equivalents

Cash and highly liquid short-term investments with original maturities of three months or less are considered to be cash and cash equivalents.

(d) Investments

Investments are primarily composed of securities relating to two companies. Such securities were received in lieu of commission payments. In the absence of quoted market prices, such investments are valued at fair value as determined by the board of directors. Adjustments to record investments at fair value are recorded through unrealized loss in the statement of operations.

(e) Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives or the life of the lease ranging from five to thirteen years. The Partnership periodically reviews the carrying amounts of its long-lived assets to determine whether current events or circumstances warrant adjustments to such carrying amounts.

(f) Income Taxes

No provision for federal or state income taxes has been made in the accompanying financial statement as the income or loss of the Partnership will be reported in the respective income tax returns of the partners. The Partnership has operations in New York City, which does not adhere to the conduit principle of a limited partnership. As such, the Partnership is levied tax at the municipal level in New York.

(Continued)

(g) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Partnership considers its estimate of the fair value of its investments to be its most significant estimate.

(2) Property and Equipment

Property and equipment, is stated at cost, and is summarized as follows:

Furniture and fixtures	$	679,097
Computer equipment and software		1,127,434
Leasehold improvements		1,187,448
		2,993,979
Less accumulated depreciation and amortization		2,131,521
Property and equipment, net	$	862,458

(3) Related-Party Transactions

The receivable from affiliate represents non-interest bearing advances among the Partnership and its affiliates.

The Partnership makes non-interest bearing advances to its partners. Such advances amounted to $209,563 at December 31, 2005. Such amounts are reflected in receivables from affiliates in the accompanying statement of financial condition.

(4) Minimum Net Capital Requirement

The Partnership, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Pursuant to Rule 15c3-1, the Partnership is required to maintain minimum net capital, as defined, which is the greater of $5,000 or an amount equal to 6 2/3% of aggregate indebtedness, as defined. Required net capital and actual net capital at December 31, 2005 were $59,173 and $6,378,648, respectively.

(Continued)

(5) Commitment

The Partnership leases office facilities under two noncancelable operating leases and office equipment which expire on various dates through 2010, as amended on January 18, 2006. Future minimum lease payments and receipts under operating leases as of December 31, 2005 are as follows:

	Operating leases
2006	$ 846,622
2007	813,748
2008	820,851
2009	792,759
2010 and thereafter	1,197,152
	$ 4,471,132

The lease payments on the Partnership's offices accelerate each year. Under accounting principles generally accepted in the United States of America, the lease expense is recorded on a straight-line basis by dividing total lease payments by the lease term. At December 31, 2005, the cumulative rent expense exceeded the cumulative cash payments on the leases by $272,756. Such amounts are recorded as accrued rent in the accompanying statement of financial condition.

In connection with the Partnership's New York office lease, the Partnership has issued an irrevocable letter of credit in the amount of $144,832, which is renewed annually and is scheduled to expire upon the end of the lease term in 2010.

On January 18, 2006, the Partnership signed an extension agreement on the Denver office lease, the terms of which have been structured in substantially the same manner as the previous agreement. The lease is scheduled to expire on December 31, 2011.

(6) Employee Benefit Plan

The Partnership is the Sponsor of the Daniels & Associates, L.P. 401(k) Plan (the Plan), which provides an opportunity for employee retirement savings. The Plan provides for employees to contribute up to 50% of their compensation for investment in several mutual funds. The Partnership, by resolution of the board of directors, can match a percentage of contributions by employees and producers.